UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-12147

THRIFT PLAN OF DELTIC TIMBER CORPORATION

(Full title of the Plan)

DELTIC TIMBER CORPORATION

(Exact name of issuer of securities held pursuant to Plan)

210 East Elm Street, P.O. Box 7200, El Dorado, Arkansas	71731-7200
(Address of principal executive offices)	(Zip Code)

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension, Investment, and Employee Benefits Committee of

Deltic Timber Corporation:

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan of Deltic Timber Corporation (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Shreveport, Louisiana
June 26, 2015

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets
Investments at fair value (Note 3)	$23,339,705	21,887,446

Liabilities
Accounts payable	2,757	2,399
Excess contributions payable to participants	1,091	—

Total liabilities	3,848	2,399

Net assets available for benefits	$23,335,857	21,885,047

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014

Additions to net assets attributed to:
Contributions
Employee	$1,042,006
Employer, net of forfeitures	648,284

Total contributions	1,690,290

Investment income
Dividends and interest	1,168,896
Net appreciation in fair value of investments	62,910

Total investment income	1,231,806

Total additions	2,922,096

Deductions from net assets attributed to:
Benefits paid to participants	1,458,007
Administrative expenses	13,279

Total deductions	1,471,286

Net increase in net assets available for benefits	1,450,810

Net assets available for benefits
Beginning of year	21,885,047

End of year	$23,335,857

See accompanying notes to financial statements.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 – Description of Plan

The following description of the Thrift Plan of Deltic Timber Corporation (“the Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the plan’s provisions.

General

The Plan is a profit sharing, defined contribution plan covering each employee who is scheduled to work, or actually does work, 1,000 or more hours per year, and becomes eligible to participate following the completion of 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by Deltic Timber Corporation’s (“the Company”) Pension, Investment, and Employee Benefits Committee (“Plan Administrator”), whose members are appointed by the Company’s Board of Directors. SunTrust Bank (“SunTrust” or the “Trustee”), Nashville N.A. is the Plan’s trustee, and FASCore, LLC is the record keeper for the Plan.

Contributions

Contributions to the Plan include (a) employee tax-deferred, earnings-reduction contributions, (b) employee after-tax supplemental contributions, (c) employer matching safe harbor contributions and (d) rollovers from other qualified plans.

A participant may contribute up to 50 percent of their eligible compensation to a tax-deferred account. The employer will make a safe harbor contribution on behalf of each participant who makes a tax-deferred contribution to the Plan. The safe harbor contribution will equal 100 percent of the first 5 percent of eligible compensation that is contributed to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. The employer may make additional voluntary matching contributions at its discretion. No such additional voluntary contributions were made in 2014. Tax-deferred contributions may not exceed the annual Internal Revenue Service limit. Participants may also contribute to an after-tax supplemental account not to exceed 10 percent of eligible compensation. After-tax supplemental contributions are not matched by the employer. Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan, including stock in the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant’s portion of account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested accounts.

Vesting

Effective January 1, 2005, the Plan was amended whereby participants working for the Company on that date became 100 percent vested in all previous matching employer contributions. Subsequently, participants will be immediately 100 percent vested in safe harbor contributions and in any additional voluntary matching contributions.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2014 and 2013

Note 1 – Description of Plan (cont.)

Payment of Benefits

Upon attaining normal retirement age, disability or death, the participant (or his/her beneficiary) has the option to receive payment equal to the value of the participant’s account in a lump sum, in installment payments not to exceed 20 years with each annual installment equal to at least 5 percent of the account balance, or in a combination of lump sum and installments (for pre-1987 after-tax contributions). For termination of service for reason other than retirement, disability, or death, a participant may receive the value of the vested account balance as a lump sum distribution.

Although the Plan is designed specifically for retirement, a participant may request an in-service withdrawal from the Plan while actively employed. A participant may withdraw employee after-tax supplemental contributions, Pre-2005 employer matching contributions, Pre-1987 deductible contributions, or Post-1986 matching employee contributions at a minimum of $250. Withdrawals from these accounts are limited to once every 12 months. Pre-1987 matching employee contributions may be withdrawn at any time and at any amount. Participants may be required to bear the cost of any distribution fees associated with an in-service withdrawal.

A participant may withdraw employee tax-deferred contributions or rollovers from other qualified plans under IRS hardship provisions only. “Hardship” is an immediate and heavy financial need in one of the following areas: (1) medical expenses incurred or necessary for the employee, spouse or dependents, (2) cost directly related to the purchase of a principal residence (not including mortgage payments), (3) preventing foreclosure or eviction from employee’s principal residence, (4) tuition fees, related educational fees and room and board expenses for the next 12 months of post-secondary education for employee, spouse or dependents, (5) funeral or burial expenses for the employee’s deceased parent, spouse or dependent, or (6) principal residence repair that qualifies for the casualty deduction. If a hardship withdrawal is taken, contributions are suspended for 6 months.

Employer contributions, employee tax-deferred or account earnings withdrawn from the Plan may be subject to a 10 percent penalty tax if the participant is not 59 1/2 years old or permanently disabled or has died.

Forfeited Accounts

Forfeitures may arise if a participant’s separation of employment occurred prior to 2005. During 2014, $136 in forfeitures were used to pay administrative expenses. At December 31, 2014, there were no balances in forfeited non-vested accounts, while at December 31, 2013, these accounts totaled $136.

Administrative Expenses

The Company pays most administrative expenses. Participant level fees are paid by the participant from the participant’s account within the Plan. In addition, certain investment related expenses are netted in the investment returns reported to the Plan.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2014 and 2013

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 4 for information on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date, and interest income is recorded on the accrual basis.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions. The liability for excess contributions payable to participants at December 31, 2014 was $1,091 and there were no such liabilities at December 31, 2013.

Payment of Benefits

Benefits are recorded when paid.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2014 and 2013

Note 3 – Investments

During 2014, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $62,910, as follows:

Mutual funds	$112,295
Equity securities	(49,385)

$62,910

The following table presents the Plan’s investments with separate identification of those that represent five percent or more of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013

Cash equivalents	$2,174,503	2,451,050

Mutual funds:
Dreyfus Bond Market Index Inv	2,273,055	2,098,163
Federated Mid-Cap Index Svc	1,989,201	1,830,305
Janus Triton S	1,522,364	1,355,035
Vanguard 500 Index Admiral	3,419,777	2,931,987
MFS Total Return R3	1,824,914	1,459,661
T. Rowe Price Growth Stock R	2,416,556	2,305,632
Royce Opportunity Fund Service	1,174,129	1,185,360
BlackRock Equity Dividend A	1,936,604	1,780,718
Other mutual funds[1]	2,331,805	2,151,699

	18,888,405	17,098,560

Equity securities:
Deltic Timber Corporation common stock	1,727,117	1,737,518
Other equities[1]	549,680	600,318

	2,276,797	2,337,836

Total investments	$23,339,705	21,887,446

[1]	Individually less than five percent

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2014 and 2013

Note 4 – Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Cash equivalents: Valued at cost, which approximates fair value.

Equity securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2014 and 2013

Note 4 – Fair Value Measurements (cont.)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013. There were no transfers between levels during 2014.

		Fair Value Measurements at Reporting Date Using
	December 31, 2014	Active Markets for Identical Assets Inputs	Significant Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3

Cash equivalents	$2,174,503	2,174,503	—	—

Mutual funds
Small/mid cap	4,685,695	4,685,695	—	—
Large cap	8,007,749	8,007,749	—	—
Balanced	1,824,914	1,824,914	—	—
International	2,096,992	2,096,992	—	—
Bond	2,273,055	2,273,055	—	—

Total mutual funds	18,888,405	18,888,405	—	—

Common stocks
Deltic Timber Corp	1,727,117	1,727,117	—	—
Murphy Oil Corp	412,321	412,321
Murphy USA	137,359	137,359	—	—

Total common stocks	2,276,797	2,276,797	—	—

Total plan assets at fair value	$23,339,705	23,339,705	—	—

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2014 and 2013

Note 4 – Fair Value Measurements (cont.)

		Fair Value Measurements at Reporting Date Using
	December 31, 2013	Active Markets for Identical Assets Inputs	Significant Observable Inputs	Significant Unobservable Inputs
		Level 1	Level 2	Level 3

Cash equivalents	$2,451,050	2,451,050	—	—

Mutual funds
Small/mid cap	4,370,700	4,370,700	—	—
Large cap	7,166,895	7,166,895	—	—
Balanced	1,459,661	1,459,661	—	—
International	2,003,141	2,003,141	—	—
Bond	2,098,163	2,098,163	—	—

Total mutual funds	17,098,560	17,098,560	—	—

Common stocks
Deltic Timber Corp	1,737,518	1,737,518	—	—
Murphy Oil Corp	517,415	517,415
Murphy USA	82,903	82,903	—	—

Total common stocks	2,337,836	2,337,836	—	—

Total plan assets at fair value	$21,887,446	21,887,446	—	—

Note 5 – Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 1, 2011, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan Administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The administrator believes it is no longer subject to income tax examinations for years prior to 2011.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2014 and 2013

Note 6 – Related Party Transactions

Funds invested in the cash equivalent investment option are considered deposits of SunTrust Bank. SunTrust is the Trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. Additionally, investments in common stock of Deltic Timber Corporation, the Plan sponsor, are party-in-interest transactions.

Note 7 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits.

Note 9 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2014 and 2013:

	2014	2013

Net assets available for benefits per the financial statements	$23,335,857	21,885,047
Accrued administration fees	2,757	2,399
Excess contributions payable to participants	1,091	—

Net assets available for benefits per Form 5500	$23,339,705	21,887,446

The following is a reconciliation of participant contribution per the financial statements to Form 5500 for the year ended December 31, 2014:

2014

Participant contributions per the financial statements	$1,042,006
Excess contributions due to participants	1,091

Participant contributions per Form 5500	$1,043,097

Participant contributions in the financial statements have been reduced by excess contributions payable as of December 31, 2014. The Form 5500 reports participant contributions on the cash basis.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Notes to Financial Statements

December 31, 2014 and 2013

Note 9 – Reconciliation of Financial Statements to Form 5500 (cont.)

The following is a reconciliation of administrative expenses per the financial statements to Form 5500 for the year ended December 31, 2014:

2014

Administrative expenses per the financial statements	$13,279
Change in administrative expenses payable	(358)

Administrative expenses per Form 5500	$12,921

Administrative expenses are recorded on the cash basis in the Form 5500.

Note 10 – Subsequent Events

Effective for employees employed on or after January 1, 2015, the employee will be an automatic active participant and will be eligible for automatic employer contributions beginning on the first day of the month following the date the employee satisfies the eligibility requirements. The automatic employer contribution will be 4% of the employee’s compensation for the pay period. The employee will be 100% vested in the automatic employer contributions and the investment return of the automatic employer contributions after the employee completes 3 years of service or if the employee is employed by the employer on or after the employee’s normal retirement age.

The Company has evaluated subsequent events through June 26, 2015, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

SCHEDULE A

THRIFT PLAN OF DELTIC TIMBER CORPORATION

EIN/PN 71-0795870/001

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)2

December 31, 2014

Identity of Issue	Description of Investment		Current Value

Cash
SunTrust Bank FDIC Insured Account[1]	$2,172,105		$2,172,105
Unallocated Plan assets	$2,398		2,398

			2,174,503

Equity securities
Deltic Timber Corporation common stock[1]	25,250.252	shares	1,727,117
Murphy Oil Corporation common stock	8,161.535	shares	412,321
Murphy USA common stock	1,994.762	shares	137,359

			2,276,797

Mutual funds
BlackRock Equity Dividend A	77,775.284	shares	1,936,604
Royce Opportunity Fund Service	91,728.835	shares	1,174,129
Federated Mid-Cap Index Svc	72,864.505	shares	1,989,201
T. Rowe Price Growth Stock R	48,176.953	shares	2,416,556
Vanguard 500 Index Admiral	18,009.255	shares	3,419,777
American Century Growth A	8,359.263	shares	234,812
MFS Total Return R3	100,270.011	shares	1,824,914
Vanguard Developed Markets Index Inv	106,191.118	shares	1,000,321
MFS International Value R3	33,343.625	shares	1,096,672
Dreyfus Bond Market Index Inv	215,251.410	shares	2,273,055
Janus Triton S	65,817.747	shares	1,522,364

			18,888,405

			$23,339,705

[1]	SunTrust is trustee of the Plan and, accordingly, is a party-in-interest. Additionally, Deltic Timber Corporation, as sponsor of the Plan, is a party-in-interest.
[2]	Information on cost of the investments is excluded as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

to

FORM 11-K

for

THRIFT PLAN of DELTIC TIMBER CORPORATION

Exhibit Number	Description of Exhibit

23	Consent of KPMG LLP, Independent Registered Public Accounting Firm, dated June 26, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension, Investment, and Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN OF DELTIC TIMBER CORPORATION

Dated: June 26, 2015	By:	/s/ Kenneth D. Mann
Kenneth D. Mann, Vice President, Treasurer, Chief Financial Officer, and Vice Chairman of Pension, Investment, and Employee Benefits Committee, Deltic Timber Corporation